UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 811-21873

(Check one):	□ Form 10-K	□ Form 20-F	□ Form 11-K	□ Form 10-Q	□ Form 10-D	☒ Form N-SAR	☐ Form N-CSR

For Period Ended: ___December 31, 2007_

□	Transition Report on Form 10-K
□	Transition Report on Form 20-F
□	Transition Report on Form 11-K
□	Transition Report on Form 10-Q
□	Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMERICAN VANTAGE COMPANIES

Full Name of Registrant

N/A

Former Name if Applicable

4735 S. Durango Drive, Suite 105

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89147

City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

.	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Vantage Companies. is unable to file its Form N-CSR for the period ended December 31, 2007 (the Form “N-CSR”) and its Form N-SAR for the period ended December 31, 2007 (the “Form N-SAR”) within the prescribed time period without unreasonable effort or expense because the audit in respect of the year ended December 31, 2007 has not yet been completed as a result of a delay in obtaining certain financial information concerning a subsidiary of the Registrant.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Anna M. Morrison	(702)	227-9800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Form N-SAR and Form N-CSR for the period ended December 31, 2006 were filed late.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment.

AMERICAN VANTAGE COMPANIES

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 3, 2008	By:	/s/ Anna M. Morrison
Anna M. Morrison Chief Accounting Officer

Attachment to Form 12b-25

Part IV - Other Information, Item (3)

The Registrant expects that the results of operations for the year ended December 31, 2007 will not be comparable to the results of operations for the year ended December 31, 2006 for the following reasons:

1.
In September 2007, the Registrant completed the acquisition of Candidates on Demand Group, Inc., which increased the net assets of the Registrant for fiscal 2007 as a result of the investment by the fair value of an amount not currently anticipated to be less than $4,100,000. The Company engaged an independent appraiser to perform the fair valuation of the investment at the period ended December 31, 2007. This analysis is currently being completed by the independent appraiser. The Company currently expects that the final valuation report will be issued prior to the extended deadline for the Form N-SAR and Form N-CSR.

2.
In May, 2007, the Registrant sold 700,000 shares of Genius Products, Inc. stock which resulted in a net realized gain on securities of Genius Products, Inc. of $120,000 in fiscal 2007 as compared with fiscal 2006.

3.
In 2007, the Registrant was registered as a closed-end fund under the Investment Company Act of 1940 (the “1940 Act”) for the entire year, as compared with fiscal 2006, in which it was registered under the 1940 Act for only a portion of the year. This had the effect of reporting net investment of $139,000 for March 21 through December 31, 2006 as compared to the currently estimated net investment income of $1,694,000 for the year ended December 31, 2007.